PROSPECTUS SUPPLEMENT DATED JANUARY 6, 2005

(To Prospectus dated February 1, 1995)

Registration Statement No. 33-89000

Rule 424(b)(3)

3,900,000 Shares

Gables Residential Trust

Common Stock

This Prospectus Supplement relates to the potential offer and sale, from time to time, by the Selling Shareholders, of up to 3,900,000 shares of the Company's common stock, if and to the extent that such Selling Shareholders redeem their units of partnership interest in Gables Realty Limited Partnership for shares of the Company's common stock.  This Prospectus Supplement updates certain information included in our Prospectus dated February 1, 1995, and should be read together with the Prospectus, which is to be delivered with this Prospectus Supplement.

The table of Selling Shareholders is hereby revised to add "(21)" next to Marvin R. Banks, Jr.'s name and the following footnote is hereby added below the table:

(21)      Pursuant to a Merrill Lynch Loan and Collateral Account Agreement and/or Loan Management Account Agreement by and among Marvin R. Banks, Jr. (the "Pledgor"), Merrill Lynch Bank USA and/or Merrill Lynch Private Finance Inc. (individually and collectively, the "Lender") and Merrill Lynch, Pierce, Fenner & Smith Incorporated (individually and collectively, the " Loan Agreement"), 42,667 Units and underlying shares of Common Stock that are subject to this prospectus have been pledged by the Pledgor to the Lender as security for a loan or other extension of credit to the Pledgor.  Upon a default under the Loan Agreement, any of Merrill Lynch Private Finance Inc., Merrill Lynch Bank USA, their direct or indirect parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Units, may sell the applicable shares of Common Stock offered by this prospectus.